UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HCA Holdings, Inc.

(as successor to HCA Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40412C101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40412C101	Page 2 of 5

1.	Name of Reporting Person Hercules Holding II, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 224,275,052
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 224,275,052
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,275,052
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 50.6%*
12.	Type of Reporting Person (See Instructions) HC; OO

*	The calculation of the foregoing percentage is based on 443,609,800 shares of voting common stock outstanding as of January 31, 2013 as reported in HCA Holdings, Inc.’s prospectus supplement, dated February 11, 2013.

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STATEMENT ON SCHEDULE 13G

This is Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009 related to the common stock, par value $0.01 per share (the “Shares”), of HCA Holdings, Inc. (as successor to HCA Inc.) (the “Issuer”), a Delaware corporation, beneficially owned by Hercules Holding II, LLC, a Delaware limited liability company.

Item 1.	(a)	Name of Issuer:

HCA Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza Nashville, Tennessee 37203

Item 2.	(a)	Name of Person Filing:

Hercules Holding II, LLC

	(b)	Address of Principal Business Office, or, if none, Residence:

c/o HCA Holdings, Inc. One Park Plaza Nashville, Tennessee 37203

	(c)	Citizenship:

See Item 4 of cover page.

	(d)	Title of Class of Securities:

Common stock, $0.01 par value per share

	(e)	CUSIP Number:

40412C101

Item 3.

Not applicable.

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Item 4.	Ownership.

(a) Amount beneficially owned:

Hercules Holding II, LLC held 224,275,052 Shares as of December 31, 2012, or 50.6%, of the common stock of the Issuer based on 443,609,800 shares of voting common stock outstanding as of January 31, 2013 as reported in HCA Holdings, Inc.’s prospectus supplement dated February 11, 2013. The units of Hercules Holding II, LLC are held by a private investor group, including affiliates of each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. and affiliates of Dr. Thomas F. Frist, Jr. the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules Holding II, LLC.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares. Affiliates of each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. have the right under a stockholders’ agreement among the Issuer, Hercules Holding II, LLC, and the investment group to nominate up to three directors of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

(b) Percent of class:

See Item 11 of the cover page, and Item 4(a) above.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of the cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Affiliates of each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. and affiliates of Dr. Thomas F. Frist, Jr. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pursuant to the limited liability company agreement of Hercules Holding II, LLC. See Item 4 above and Item 8 below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II, LLC held 224,275,052 shares as of December 31, 2012, or 50.6%, of the Shares of the Issuer. Hercules Holding II, LLC is held by a private investor group, including affiliates of each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Bain Capital Investors, LLC	Affiliates of Kohlberg Kravis Roberts & Co. L.P.	Affiliates of Dr. Thomas F. Frist, Jr.
BCIP TCV, LLC	KKR Millennium Fund L.P.	Dr. Thomas F. Frist, Jr.
Bain Capital Integral Investors 2006, LLC	KKR Associates Millennium L.P.	Thomas F. Frist III
Bain Capital Hercules Investors, LLC	KKR Millennium GP LLC	Patricia C. Frist
	KKR 2006 Fund L.P.	Patricia F. Elcan
	KKR Associates 2006 L.P.	William R. Frist
KKR 2006 GP LLC
OPERF Co-Investment L.L.C.
KKR PEI Investments, L.P.
KKR PEI Associates, L.P.
KKR PEI GP Limited
KKR Partners III, L.P.
KKR III GP L.L.C.
8 North America Investor L.P.
KKR Associates 8 NA L.P.
KKR 8 NA Limited
KKR Fund Holdings L.P.
KKR Fund Holdings GP Limited
KKR Group Holdings L.P.
KKR Group Limited
KKR & Co. L.P.
KKR Management LLC
Henry R. Kravis
George R. Roberts

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2013

HERCULES HOLDING II, LLC

By:	/s/ Christopher Gordon
Name: Christopher Gordon
Title: President

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